June 5, 2013	+1 212 230-8800 (t) +1 212 230 8888 (f)

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

Attention: Jeffrey P. Riedler

Re:              PTC Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-188657
CIK No. 0001070081

Ladies and Gentlemen:

On behalf of PTC Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 to the above referenced Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

Set forth below is further information in response to Comment No. 2 of the staff (the “Staff”) of the Securities and Exchange Commission contained in its previous letter dated May 23, 2013 relating to the Registration Statement, as clarified during the Company’s teleconference with Gus Rodriguez and Ibolya Ignat of the Staff on June 4, 2013. In the discussion with Mr. Rodriguez and Ms. Ignat, the Company was asked to provide additional information regarding the characterization of the convertible promissory notes issued by the Company in January and February 2013 as a “traditional” debt arrangement. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

The convertible promissory notes, in the aggregate principal amount of $6 million, issued as part of the Company’s bridge financing in January and February 2013, (1) had a stated interest rate of 8% per year, (2) were payable upon demand of the holders at any time on or after the first anniversary of the date of issuance and (3) were convertible into a variable number of shares of the same class and series of capital stock of the Company issued to other investors in the next qualified financing (with gross proceeds of at least $20 million) at a conversion price equal to the price per share paid by other investors in such financing. As such, and given that there were no unique features embedded within the host instrument that would lead to a different conclusion, the Company considered these convertible promissory notes to be, in substance, a “traditional” debt arrangement that merely provided for the stock of the issuer to be used as the form of currency for repayment. As disclosed in the Registration Statement, these convertible promissory notes converted into shares of the Company’s Senior Four senior preferred stock as part of the 2013 recapitalization in March 2013.

If you have any questions or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc: Stuart W. Peltz, Ph.D.